Humphry Slocombe Group, Inc.
Statement of Cashflows
As of December 31, 2020

	Total
OPERATING ACTIVITIES	
Net Income	-738,494.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-50,863.61
1211 Square AR - Ferry	-2,001.41
1213 Square AR - Oakland Hive	-591.41
1214 Square AR - Harrison	-606.96
1217 Square AR - Berkeley	-571.20
1230 DoorDash AR	-5,871.05
1231 GrubHub AR	-272.01
1251 Caviar AR	1,988.37
1253 Postmates AR	-84.16
1256 UberEats AR	-60.88
13100 Inventory:Raw Materials	-7,673.04
13300 Inventory:Finished Products	-9,672.00
14102 Prepaid Expenses:City of Alameda	809.02
14103 Prepaid Expenses:City of Berkeley	118.30
14104 Prepaid Expenses:City of Daly City	21.50
14105 Prepaid Expenses:City of Oakland	59.52
14110 Prepaid Expenses:San Mateo	138.00
14112 Prepaid Expenses:SF Tax Collector	-3,194.57
14113 Prepaid Expenses:Zenefits	1,521.53
14301 Prepaid Expenses:Prepaid Insurance:Employers WC 6/19-5/20	7,881.00
14302 Prepaid Expenses:Prepaid Insurance:Express Service Insurance	1,487.89
14304 Prepaid Expenses:Prepaid Insurance:Prepaid Progressive 5/19-4/20	3,721.28
14305 Prepaid Expenses:Prepaid Insurance:Employers WC 6/20-5/21	-54.15
14306 Prepaid Expenses:Prepaid Insurance:Prepaid Hartford	-115.53
14400 Prepaid Expenses:Prepaid Events	8,060.00
14600 Prepaid Expenses:Security Deposits	-1,000.00
20000 Accounts Payable	7,628.18
21100 Company Credit Cards:Chase Ink CC *0242	-9,072.90
21200 Company Credit Cards:Wells Fargo CC *8859	6,886.89
2300bk Sales Tax Payable:Berkeley Payable 9.25%	0.53
2300dp Sales Tax Payable:Dogpatch payable 8.5%	0.59
2300fy Sales Tax Payable:Ferry Payable 8.5%	-0.72
2300hr Sales Tax Payable:Harrison Payable 8.5%	0.66
2300lg Sales Tax Payable:Los Gatos Payable 9.125%	-0.13
2300mr Sales Tax Payable:Morris Payable 8.5%	-0.21
2300ok Sales Tax Payable:Oakland Payable 9.25%	-0.38

2300rc Sales Tax Payable:Redwood City Payable 9.75%		0.27
2300sa Sales Tax Payable:SOMA Payable 8.5%		-0.46
2300sf Sales Tax Payable:San Francisco Payable 8.5%		0.42
2300so Sales Tax Payable:Sacramento Payable 8.75%		-0.15
2300ss Sales Tax Payable:6th Street Payable 8.5%		-0.42
2390 Sales Tax Payable:Sales Tax - Payments		-11,682.00
2390.2020q3 Sales Tax Payable Q3 2020		14,402.30
2390.2020q4 Sales Tax Payable Q4 2020		11,282.00
24995 Advance from WeFunder		-94,225.63
24999 Commuter/Transit Payable		312.04
26000 Gift Cards		24,844.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**106,449.99**
Net cash provided by operating activities	-$	**844,944.77**
INVESTING ACTIVITIES		
15200 Fixed Assets:Leasehold Improvements		-1,500.00
Net cash provided by investing activities	-$	**1,500.00**
FINANCING ACTIVITIES		
2721c Square Loans:SQ Loan Berkeley:SQ Loan Berkeley Cost ~22%		10,134.50
2721t Square Loans:SQ Loan Berkeley:SQ Loan Berkeley Total		-46,065.96
2722c Square Loans:SQ Loan Square Ferry:SQ Loan Square Ferry Cost 9%		-5,184.51
2722t Square Loans:SQ Loan Square Ferry:SQ Loan Square Ferry Total		29,151.67
2723c Square Loans:SQ Loan Harrison:SQ Loan Harrison Cost 19.75%		2,637.49
2723t Square Loans:SQ Loan Harrison:SQ Loan Harrison Total		3,872.03
2724c Square Loans:SQ Loan Oakland:SQ Loan Oakland Cost 19.25%		2,678.42
2724t Square Loans:SQ Loan Oakland:SQ Loan Oakland Total		4,281.35
2751 Other Loans:Bluevine Nov 2019 - $2,259.25		-37,047.73
2752 Other Loans:WholeFoods Loan		-7,383.56
2753 Other Loans:Salt Partners Loan		-41,493.32
2754 Other Loans:Jina Osumi Loan		20,770.12
2755 Other Loans:Kabbage Loan		-74,624.98
2756 Other Loans:Bluevine July 2019 - $1,062.02		-2,092.59
2758 Other Loans:B-Side Loan #2		5,083.32
2759 Other Loans:B-Side Loan #1		5,499.96
2760 Other Loans:PPP Proceeds		431,726.43
2761 Other Loans:EIDL Loan		199,900.00
31000 Members Equity		380,878.00
34000 Retained Earnings		38.23
Net cash provided by financing activities	$	**882,758.87**
Net cash increase for period	$	**36,314.10**
Cash at beginning of period		57,371.34
Cash at end of period	$	**93,685.44**